[redacted]

10028431

SEC Mail Processing Section

MAR 01 2010

Washington, DC
106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-47204

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

LENOX FINANCIAL SERVICES, INC.

Office Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

322 ALANA DRIVE
(No. and Street)

NEW LENOX	ILLINOIS	60451
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS S. RUTH, PRESIDENT — 815-485-5559 (Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAPACZ, LINDA CAROL
(Name – if individual, last, first, middle name)

13844 SOUTH MAPLE AVENUE	ORLAND PARK	ILLINOIS	60462-1628
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 FAX (708) 403-1428

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

PUBLIC COMPANY ACCOUNTING
OVERSIGHT BOARD

ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Lenox Financial Services, Inc.
New Lenox, Illinois

I have audited the accompanying statement of financial condition of Lenox Financial Services, Inc. as of December 31, 2009. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based upon my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Lenox Financial Services, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Linda Rapacz, CPA

February 22, 2010

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

CURRENT ASSETS		
Cash		$ 26,350
Due from Broker		10,321
Securities Owned, at Fair Value		44,211
Accounts Receivable		10,933
Total Current Assets		$91,815
FIXED ASSETS		
Automobile	$15,646	
Less - Accumulated Depreciation	15,635	
Net Fixed Assets		11
TOTAL ASSETS		$ 91,826

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts Payable		$ 4,116
Accrued Payroll Taxes		84
Total Current Liabilities		$ 4,200
STOCKHOLDER'S EQUITY		
Capital Stock - Common, No Par Value; 1,000 Shares Authorized, and Outstanding	$ 100	
Additional Paid-In Capital	55,126	
Retained Earnings	32,400	
Total Stockholder's Equity		87,626
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 91,826

The accompanying notes to the financial statements are an integral part of this statement.

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Lenox Financial Services, Inc. (the Company) was incorporated in the state of Illinois on March 28,1994. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates as an introducing broker and as a fully disclosed broker dealer.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Recognition of Income

Income is derived from the commissions, brokerage fees and service fees charged. Income is recognized when earned in compliance with accounting principles generally accepted in the United States of America.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions are entered into for the account and risk of the Company, and are therefore recorded on a trade date basis. Marketable securities, held by the Company, are valued at quoted market value.

Depreciation

Depreciation of the fixed asset is computed on a straight line basis over the estimated useful life of the asset.

Income Taxes

Effective January 1, 2003 the Company has elected to be taxed as an S-Corporation; therefore its income flows through to its stockholder's tax return. As a result, no federal income tax provision is made by the Company. The Company is liable, however, for the Illinois replacement tax of 1.5% of net prescribed income.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Employees' Pension Plan

The Company provides a Simplified Employee Pension Plan to its employees who are not under a collective bargaining agreement or certain contract, have performed services for the Company for at least two years, attained the age of 21, and had total annual compensation in excess of $400. Contributions are based upon each eligible employee's compensation, excluding compensatory leave. The Company contributions are calculated as an amount that can be deducted for federal tax purposes; the Company contribution for 2009 was $4,116. The Pension Plan is administered by an outside financial institution.

NOTE 3- FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principle market for the asset or liability or, in the absence of principle market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices in active markets for identical assets or liabilities the Company has the ability to assess.
- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circum stances and may include the Company's own data.)

All of the Company's assets and liabilities, at December 31, 2009, are Level 1 inputs.

NOTE 4- FINANCIAL INSTRUMENTS

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair value for over-the-counter (OTC) derivative financial instruments, principally, forwards, options, and swaps, are based on internal pricing models as no quoted market prices exist for such instruments. Factors taken into consideration in estimating fair value of OTC derivatives include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as principal transactions. The Company traded no derivatives during the year ended December 31, 2009. The Company does not apply hedge accounting as defined in FASB ASC 815, *Derivatives and Hedging,* as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial statements.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company can enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded futures, forwards and options. These derivative transactions are entered into to conduct trading activities, and manage market risks, and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions The Company traded no derivatives during the year ended December 31, 2009.

In addition, the Company can sell securities that it does not currently own and would therefore, be obligated to purchase such securities at a future date. The Company would record these obligations in the financial statements at fair value of the related securities and would incur a loss if the fair value of the securities subsequently increased. The Company sold no securities that it did not own during the year ended December 31, 2009.

NOTE 6 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company shares office space with an affiliated company. The Company's stockholder is the stockholder of the affiliated company. At December 31, 2009 the Company had no outstanding accounts receivable from, or accounts payable due to, this affiliated company.

NOTE 8- RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements revealed no material discrepancies. Therefore, no adjustments to the financial statements were required.

NOTE 9- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $5,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. At December 31, 2009 the Company had net capital and net capital requirements of $84,316 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 5%. The net capital requirement may restrict the payment of dividends or the withdrawal of equity.

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT
PURSUANT TO RULE 17a-5 (d)
DECEMBER 31, 2009